- --------------------------------------------------------------------------------


                                    FORM 11-K





                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 1995




                         COMMISSION FILE NUMBER 2-91694



                  INSTRON CORPORATION SAVINGS AND SECURITY PLAN
                            (Full title of the plan)



                               INSTRON CORPORATION
                                100 ROYALL STREET
                           CANTON, MASSACHUSETTS 02021
   (Name and address of principal executive office of issuer of the securities held pursuant to the plan)


- --------------------------------------------------------------------------------

                                    SIGNATURE
                                    ---------


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant, has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.








              June 21, 1996             INSTRON CORPORATION



                                        By: /s/ Linton A. Moulding
                                            ------------------------------------
                                            Linton A. Moulding
                                            Chief Financial Officer

                               INSTRON CORPORATION
                            SAVINGS AND SECURITY PLAN

                              FINANCIAL STATEMENTS

                                DECEMBER 31, 1995

Financial Statements and Exhibits
- ---------------------------------

                                                                  Page No.
                                                                  --------

a.   Financial Statements

     Report of Independent Accountants                               5

     Statements of Financial Condition as
      of December 31, 1995 and 1994                                  6

     Statements of Income and Changes in Plan
      Equity for the years ended December 31, 1995,
      December 31, 1994 and December 31, 1993                        7

     Notes to Financial Statements                                   8-23


b.   Exhibits

     Exhibit I - Consent of Independent Accountants                  24

                        REPORT OF INDEPENDENT ACCOUNTANTS
                        ---------------------------------


To the Participants and Administrator
of the Instron Corporation Savings and
Security Plan

We have audited the accompanying statements of financial condition of Instron Corporation Savings and Security Plan as of December 31, 1995 and 1994, and the related statements of income and changes in plan equity for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Instron Corporation Savings and Security Plan as of December 31, 1995 and 1994, and the results of operations and changes in plan equity for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.




                                        /s/ Coopers & Lybrand L.L.P.
                                        ---------------------------
                                        COOPERS & LYBRAND L.L.P.




Boston, Massachusetts
June 21, 1996

                           INSTRON CORPORATION SAVINGS
                           ---------------------------
                                AND SECURITY PLAN
                                -----------------

                        STATEMENTS OF FINANCIAL CONDITION
                        ---------------------------------

                                                            December 31,
                                                     ---------------------------
                                                         1995           1994
                                                         ----           ----
Assets
- ------
Cash                                                 $    26,252     $    63,489
Investment in Instron Corporation
   Common Stock, at fair value
   (cost $5,259,402 at December 31,
   1995, and $4,686,423 at December 31,
   1994)                                               6,417,563       5,414,741
Shares of Registered Investment Companies,
   at fair value
   (cost $14,860,373 at December 31,
   1995 and $10,982,408 at December 31,
   1994)                                              15,754,431      10,509,714
Common/Collective Investment Trust, at
   contract value                                      5,074,088       4,414,957
Corporate Stocks, at fair value
   (Cost $72,978 at December 31, 1995 and
    $39,602 at December 31, 1994)                         71,915          32,653
Loans receivable from Plan
   participants                                          978,877         865,885
Contributions receivable:
   Employee                                               61,577          61,615
   Employer                                               41,257          36,521
Dividends receivable                                      19,265          13,063
Other receivable                                          45,430             668
                                                     -----------     -----------
Total Plan Assets                                    $28,490,655     $21,413,306
                                                     ===========     ===========

   Liabilities and Plan Equity
   ---------------------------

Accounts payable                                     $    38,080     $    66,771
Plan equity                                           28,452,575      21,346,535
                                                     -----------     -----------
Total Liabilities and Plan Equity                    $28,490,655     $21,413,306
                                                     ===========     ===========


              See accompanying notes to the financial statements.

                           INSTRON CORPORATION SAVINGS
                           ---------------------------
                                AND SECURITY PLAN
                                -----------------

                                     STATEMENTS OF INCOME
                                     --------------------
                                  AND CHANGES IN PLAN EQUITY
                                  --------------------------

                                        For the year       For the year      For the year
                                            ended              ended             ended
                                     December 31, 1995  December 31, 1994  December 31, 1993
                                     -----------------  -----------------  -----------------

Investment income:
  Interest                               $   362,748       $   318,891        $   306,142

    Dividends on Instron
     Corporation Common Stock                 68,718            49,307             43,458

    Other dividends                        1,390,210           829,769            715,521
                                         -----------       -----------        -----------

     Net investment income                 1,821,676         1,197,967          1,065,121
                                         -----------       -----------        -----------

Net appreciation (depreciation) in
  the fair value of investments            1,974,077          (267,947)           847,918
                                         -----------       -----------        -----------

Net additions
    from investment activity               3,795,753           930,020          1,913,039
                                         -----------       -----------        -----------


Contributions:
    Participants                           3,779,555         1,702,228          1,784,964
    Employer                                 572,670           496,690            426,979
                                         -----------       -----------        -----------
                                           4,352,225         2,198,918          2,211,943
                                         -----------       -----------        -----------

     Total additions                       8,147,978         3,128,938          4,124,982
                                         -----------       -----------        -----------

Less, benefit and termination
  payments to participants:
    Distributions paid to
     participants                          1,041,938           466,266            980,466
                                         -----------       -----------        -----------
                                           7,106,040         2,662,672          3,144,516
                                         -----------       -----------        -----------

Assets acquired in merger
 of LMS (see Note 1)                               0                 0            220,363
                                         -----------       -----------        -----------

      Net increase in plan
       equity                              7,106,040         2,662,672          3,364,879

Plan equity at beginning
 of year                                  21,346,535        18,683,863         15,318,984
                                         -----------       -----------        -----------

Plan equity at end of year               $28,452,575       $21,346,535        $18,683,863
                                         ===========       ===========        ===========


                     See accompanying notes to the financial statements.

                           INSTRON CORPORATION SAVINGS
                           ---------------------------
                                AND SECURITY PLAN
                                -----------------
                        NOTES TO THE FINANCIAL STATEMENTS
                        ---------------------------------


NOTE 1 - GENERAL DESCRIPTION OF THE PLAN
- ----------------------------------------

         The following description of the Instron Corporation Savings and Security Plan (the "Plan") is intended to give a general summary of its principal provisions. Reference is made to the Plan document for a more complete description of the Plan.

         The Plan was originally effective July 1, 1984 and was last amended and restated in its entirety December 27, 1994 effective generally January 1, 1989 and has been subsequently amended by the first and second amendments thereto. The Plan consists of two parts, as follows:

1. The Instron Corporation Savings and Security Plan and Trust dated September 19, 1984, as amended and restated as of January 1, 1989, as further amended, and as may be further amended from time to time "Division I or the "Instron Plan"); and

2. The Laboratory MicroSystems, Inc. Retirement and Savings Plan and Trust established as of November 1, 1987, as amended, and as may be further amended from time to time ("Division II" or the "LMS Plan").

         Division I and Division II together constitute a single plan within the meaning of Section 414(l) of the Code. All of the assets of Division I of the Plan and of Division II of the Plan shall be available to pay benefits to Members and Beneficiaries of the Plan, as required under
         Section 414(l)g of the Code. The rules set forth in each Division shall continue to apply separately to those employees eligible to participate in such Division.

         The Plan consists of a cash or deferred compensation plan under Section 401(k) of the Code of 1986, as amended and the Instron Plan is an employee stock ownership plan. The purpose of the 401(k) plan is to enable participating employees of the Company ("Participants") to save for retirement on a tax-deferred and/or an after-tax basis, and the purpose of the Employee Stock Ownership Plan is to invest primarily in employer securities.

         The Instron Plan is an individual account plan in which each Participant's benefits are based solely on the amounts contributed to the Plan by the Participant and by the Company on the Participant's behalf, as adjusted by income and gains and losses which are allocated to each Participant. The Plan is subject to the rules and regulations of the Employee Retirement Income Security Act of 1974, as amended, including rules relating to the duties and conduct of the Plan's fiduciaries.

         The following is a description of the provisions of the Instron Plan - Division I:

         ELIGIBILITY. Employees of the Company are eligible to participate in the Instron Plan as of their first pay period. Eligibility to receive matching Company contributions commences on the first day of the pay period coincident with the completion of one year of eligibility service. Employees of LMS and non-resident aliens are not eligible to participate in the Instron Plan - Division I.

         ADMINISTRATION. The Plan is administered on behalf of the Company by the Committee which is appointed by the Company. Vanguard Fiduciary Trust Company, the Trustee under the Instron Plan, acts as trustee, recordkeeper and custodian of the securities and investments held by the Instron Plan.

         CONTRIBUTIONS. The Instron Plan permits four types of contributions--employee pre-tax contributions, employee after-tax contributions, employee rollover contributions and Company matching contributions. Each eligible employee may voluntarily enter into a salary adjustment agreement with the Company pursuant to which the employee agrees to a reduction in direct remuneration (pre-tax contribution). Participants may also enter into a payroll deduction agreement with the Company for after-tax contributions. The total of these deductions (pre-tax and after-tax) may not exceed 17% of annual compensation (the "Participant's Contributions").

         The Company, in the discretion of the Board of Directors, may make matching contributions, based on a Participant's contributions. Currently, the matching contribution is equal to one-half of the Participant's Contributions (pre-tax and aftertax) up to 6% of compensation, with a maximum matching contribution of 3% of annual compensation (the "Company Contribution").

         INVESTMENTS. Matching contributions made on a Participant's behalf by the Company will be invested in shares of the common stock of the Company. Participants who have attained age 55 and have 10 years of Plan membership may transfer a portion of their matching contribution account out of the Instron Common Stock Fund in accordance with Section 401(a)28 of the Code. A Participant may direct that his pre-tax, after-tax and rollover contributions be invested in 10% increments in one or more of the following investment options designated by the Committee. Funds A-F are sponsored by The Vanguard Group. The description of each of the Vanguard funds is qualified in its entirety by the prospectus for the fund which can be obtained from the Trustee.

         THERE CAN BE NO ASSURANCE THAT ANY OF THE FUNDS WILL ACHIEVE THEIR STATED OBJECTIVES.

         FUND A - VANGUARD INVESTMENT CONTRACT TRUST. The Vanguard Variable Rate Investment Contract Trust provides for interest and safety of principal for a three year period by investing in fixed rate investment contracts and variable rate investment contracts issued by insurance companies or banks that are highly rated by the major credit rating agencies and viewed by Vanguard as being financially sound. The interest rate and principal of each contract are obligations of the issuing insurance company or bank, NOT of the Trustee of the Company. Certain restrictions, limitations and penalties apply to transfers or withdrawals of a participant's account balances out of this Fund. These restrictions are described in the materials provided by the Trustee.

         FUND B - VANGUARD MONEY MARKET RESERVES - PRIME PORTFOLIO. The Vanguard Money Market Reserves - Prime Portfolio ("Prime Portfolio") is a money market fund that seeks maximum current income, preservation of capital and liquidity by investing in a portfolio of high-quality money market instruments that mature in one year or less. These include negotiable certificates of deposit, bankers' acceptances, commercial paper, and other short-term corporate obligations. The Prime Portfolio seeks to maintain a net asset value of $1.00 per share. An investment in the Prime Portfolio is neither insured nor guaranteed by the U.S. Government, the Trustee or the Company, and there can be no assurance that the Prime Portfolio will be able to maintain a stable net asset value of $1.00 per share or that it will achieve any particular level of current income.

         FUND C - VANGUARD FIXED INCOME SECURITIES FUND - INVESTMENT GRADE CORPORATE PORTFOLIO. The Vanguard Fixed Income Securities Fund - Investment Grade Corporate Portfolio ("Corporate Portfolio") is a fixed income fund whose primary objective is to provide a high level of current income consistent with maintenance of principal and liquidity by investing in a diversified portfolio of long-term, investment grade bonds. The Corporate Portfolio emphasizes high-quality corporate bonds. At least 70% of the Corporate Portfolio is invested in a diversified portfolio of bonds that, at the time of purchase, were selected from the four highest grades assigned by Moody's Investors Service or Standard & Poor's Corporation. The Corporate Portfolio is designed for investors who are seeking a high-quality, long-term corporate bond portfolio and who are willing to accept the potential of significant share price volatility due to the relatively long average maturity of Corporate Portfolio's investments.

         FUND D - VANGUARD WINDSOR FUND. The Vanguard Windsor Fund is an equity fund whose primary objective is to seek long-term growth of capital and income by investing in a portfolio of common stocks. As a secondary objective, this Fund also seeks to provide a reasonable level of current income. Although the Fund invests primarily in common stocks, it may invest in money market instruments, fixed income securities and other equity securities, such as preferred stock. The Fund may also invest in stock futures contracts and options.

         FUND E - VANGUARD STAR PORTFOLIO. The Vanguard Star Portfolio is a diversified equity and fixed income fund whose primary objective is to maximize long-term total return of capital and income. The Star Portfolio invests 60%-70% of its assets in seven Vanguard equity funds, including Vanguard/Windsor Fund, Vanguard/Windsor II, Vanguard Index Trust-500 Portfolio, Vanguard/PRIMECAP
Fund, Vanguard Morgan Growth Fund, and Vanguard Explorer Fund. Approximately 30%-40% of Star Portfolio's assets are invested in three Vanguard fixed-income portfolios including Long-Term Corporate Portfolio and GNMA Portfolio of Vanguard Fixed Income Securities Fund, and Prime Portfolio of Vanguard Money Market Reserves.

         FUND F - VANGUARD U.S. GROWTH FUND. The Vanguard U.S. Growth Portfolio seeks long-term capital appreciation by investing in a diversified portfolio of common stocks with above-average growth potential. Dividend income is considered incidental. The U.S. Growth Portfolio invests primarily in the common stocks of companies whose prospects for growth are believed to be favorable. Such companies tend to have exceptional records, strong market positions, good financial strength, and low sensitivity to changing economic conditions. Securities will be selected solely on the basis of their appreciation potential as determined from an assessment of their fundamental value and consideration of prevailing market conditions.

         INSTRON COMMON STOCK FUND. Contributions allocated to the Instron Common Stock Fund are invested in common shares of Instron Corporation ("Instron Common Stock") which is purchased by the Trustee on the open market or directly from the Company, depending on market conditions. The value of the Instron Common Stock Fund is subject to fluctuation in the market price of Instron Common Stock and there is no guarantee of investment performance.

         VESTING AND VOTING RIGHTS. Each Participant is, at all times, 100% vested in all of the investments in his account, including both those arising from Participant's Contributions and those arising from the Company's Contributions. Each Participant has the right to direct the Trustee's vote as to the number of Instron Corporation common shares standing to his credit in his account on the record date for any Company stockholder meeting. The Committee will direct the Trustee to vote proxies and take similar action with respect to the Plan's securities ownership other than Instron Corporation common shares.

         PARTICIPANT'S ACCOUNTING. Each participant's account is independently maintained by the Trustee and reflects all Participant's contributions and Company's contributions by both contribution and investment category. Accounts are periodically adjusted to reflect the effect of investment income, realized and unrealized investment gains and losses and withdrawals and other distributions.

         BENEFITS. Participants are entitled to receive their entire interest in the Instron Plan in a lump sum whenever their employment with the Company terminates for any reason. Benefits are paid in cash, unless a Participant elects to receive an in-kind distribution of shares of Instron Common Stock credited to his account. During the period of employment with the Company, participants may (if they are over 59-1/2 years of age, or under certain hardship conditions) be entitled to withdraw part or all of their interest (exclusive of a portion of earnings) in investments arising from Participant's contributions, but not their interests in investments arising from the Company's matching contribution. If such withdrawals are non-hardship condition withdrawals, matching Company Contributions will be suspended during the twelve months following the withdrawal. All such withdrawals (except an amount equal to a Participant's after-tax contribution) are subject to federal income tax. In addition, a 10% excise tax is imposed on withdrawals made before the age of 59-1/2 years. Withdrawals of Company matching funds on the employee pre-tax and after-tax contributions are allowed upon termination of employment or retirement.

Benefit payments are generally distributed within 60 days after the Participant becomes entitled to receive them, in a manner prescribed by the Committee. Special rules apply in the case of a Participant's death.

         PARTICIPANT LOANS. Active participants are permitted to borrow funds from their pre-tax, after-tax and rollover accounts in the Plan subject to certain limitations. Loans are not permitted from a Participant's Company Contribution account. During the 1995 Plan year, the interest rate on these loans is equal to Bank of Boston's prime rate plus 1%, at the time the loan is granted. These loans generally must be repaid over a period of no longer than 5 years. Interest paid by a Participant is credited to the account(s) from which the loan is made. Investment income includes interest income of $76,074, $59,823 and $60,114 from employee loans for the years ended December 31, 1995, 1994, and 1993, respectively.

         MERGED PROFIT SHARING ACCOUNTS. In September 1995, the Instron Corporation Employees' Profit Sharing Plan was merged into the Plan. All participants are 100% vested in their transferred profit sharing accounts. Upon termination of employment, profit sharing accounts are distributed at the election of the participant in a lump sum, by purchase of an annuity or by installment payments over a period of up to 15 years. Participants may take loans from their profit sharing accounts in accordance with the rules discussed above.

         OTHER. The Company's contributions may be made only to the extent the Company has available allowable deductions under the Internal Revenue Code. The contribution percentages of certain participants may be reduced under certain circumstances and other steps may be taken, as outlined in the Instron Plan, in order to maintain the Plan's tax exempt status. There are special rules to allow "Rollover Contributions" of amounts received by employees from certain other retirement plans, as defined in the Plan.

The following is a description of the provisions of the LMS Plan - Division II:

         ELIGIBILITY. Employees of Laboratory MicroSystems, Inc. ("LMS") are eligible to participate in the LMS Plan on the earlier of the first day of the Plan Year or the fourth, seventh or tenth month of the Plan Year coinciding with or next following the completion of six (6) months of service and attainment of age 21.

         ADMINISTRATION. The LMS Plan is administered by an LMS-appointed Trustee. The First Albany Corporation acts as recordkeeper and custodian of the securities and investments held by the LMS Plan.

         CONTRIBUTIONS. The LMS Plan permits five types of contributions: employee pre-tax contributions, employee after-tax contributions, employee rollover contributions, Company matching contributions and discretionary contributions. Each eligible employee may voluntarily enter into a salary adjustment agreement pursuant to which the employee agrees to a reduction in direct remuneration (pre-tax contribution). The total of these contributions may not exceed the limitation prescribed by law. Participants may also enter into a payroll deduction agreement with LMS for after-tax contributions (up to 6% of compensation).

The matching contribution for the 1995 year was equal to 33-1/3% of a Participant's salary reduction contributions (only salary reductions up to 6% of a Participant's compensation are considered for this purpose). Participants must also complete 1,000 hours of service to be eligible for a matching contribution. LMS may also make a contribution, in its sole discretion, to be allocated on the basis of total compensation. For 1995, LMS made contributions totalling $22,540.


         INVESTMENTS. A participant may direct that his pre-tax, after-tax contributions, rollover contributions, LMS matching contributions and discretionary contributions made on a participant's behalf be invested in various investment options. The majority of participant investments are in mutual funds sponsored by The American Funds Groups and in individual corporate stocks, which are principally included under the "Other" caption of Note 7.

         VESTING. Each participant is 100% vested in all amounts credited to their accounts. As of December 31, 1995 and 1994, there were no forfeited non-vested accounts.

         BENEFITS. Whenever employment with LMS terminates for any reason, participants are entitled to receive their interest in the LMS Plan in a single lump sum payment or in equal installments over a period of not more than the participant's assumed life expectancy at the time of distribution.

During the period of employment with LMS, Participants may be entitled to withdraw part or all of their interests in the LMS Plan (exclusive of a portion of earnings if they are over 59-1/2 years of age or under certain hardship conditions.) All such withdrawals (except an amount equal to a Participant's after-tax contributions) are subject to federal income tax. In addition, a 10% excise tax is imposed on withdrawals made before the age of 59 1/2 years.

         PARTICIPANT LOANS. Active participants are permitted to borrow funds from their accounts in the Plan subject to certain limitations. During the 1995 Plan year, the interest rate on these loans is equal to the prime rate plus 1% as reported in the Wall Street Journal, at the time the loan is granted. These loans generally must be repaid over a period of no longer than 5 years. Interest paid by a Participant is credited to the account(s) from which the loan is made.

         OTHER. The LMS contributions may be made only to the extent that the Company has available allowable deductions under the Internal Revenue Code. The contribution percentages of certain Participants may be reduced under certain circumstances and other steps may be taken, as outlined in the Plan in order to maintain the Plan's tax exempt status. There are special rules to allow "rollover contributions" of amounts received by employees from certain other retirement plans, as defined in the Plan.

         PARTICIPANTS ACCOUNTING. Each participant's account is independently maintained by the Trustee and reflects all participant's contributions and LMS's contributions. Accounts are periodically adjusted to reflect the effect of investment income, realized and unrealized investment gains and losses, withdrawals and other distributions.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
- ---------------------------------------------------

         BASIS OF ACCOUNTING. The accompanying financial statements have been prepared on the accrual basis of accounting.

         INVESTMENT VALUATION. Investments in mutual fund shares are valued at the net asset value announced by the fund as of the close of business on the last business day of the year.

Investments in Instron Corporation's common stock are valued at the last reported sales price on the last business day of the year. In the event that no sale was reported on that date, such investments are valued at the mean of the last reported bid and asked price or the price of the last sale reported, whichever is more recent.

Investments in shares of Vanguard's Variable Rate Investment Contract Trust are stated at cost, which approximates fair value. Participants' loans receivable are valued at cost, which approximates fair value.

All investments of the Plan are valued at fair values as estimated in good faith by the record keeper.

         SECURITY TRANSACTIONS AND INVESTMENT INCOME. Sales of shares of the collective investment trust are recorded on the Trustee's valuation dates (the last day of each calendar month). All other security transactions are recorded on the trade date. Realized gains or losses on security transactions are recorded as the difference between proceeds received and cost as determined on the average cost basis.

Transfers between investment options are treated as the purchase of one investment option out of the proceeds of the sale of another.

Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

In accordance with the policy of stating investments at current value, net unrealized appreciation or depreciation for the period is reflected in the Statement of Income and Changes in Plan Equity.

         BENEFITS PAYABLE. Benefits payable, included in Plan equity, is $0 at December 31, 1995 and 1994. These amounts will be recorded as distributions payable in the Plan's Form 5500, in accordance with the Department of Labor's rules and regulations.

         EXPENSES OF THE PLAN. All expenses incurred in the administration of the Plan and the Trust are charged to and paid by the Company. To the extent not paid by the Company, the expenses may be charged against the Trust assets.

         NET APPRECIATION (DEPRECIATION). The Plan presents in the Statement of Income and Changes in Plan Equity the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

         USE OF ESTIMATES. These financial statements include estimates and assumptions that affect reported amounts of assets, liabilities and Plan equity.

NOTE 3 - INVESTMENTS
- --------------------

At December 31, 1995 and 1994 the number of participants in each investment program, the number of units/shares, cost and the current value of investments held were as follows:

                                                   December 31, 1995
                                  ---------------------------------------------------
                                                 Units/                   Market/Fair
                                  Participants   Shares        Cost          Value
                                  ------------ ---------   -----------   ------------

Instron Common Stock                   488       475,375   $ 5,259,402   $ 6,417,563*

Vanguard Windsor Fund                  391       673,484     9,223,346     9,785,727*

Vanguard Fixed Income
      Securities Fund,
      Investment Grade
      Bond Portfolio                   178       197,591     1,700,111     1,872,973*

Vanguard Money Market
      Trust, Prime Portfolio           181     2,453,458     2,453,458     2,453,458*

Vanguard Variable Rate
      Investment Contract
      Trust                            281     5,074,088     5,074,088     5,074,088*

Vanguard Star Portfolio                 73        41,173       583,429       618,417

Vanguard U.S. Growth Fund               76        29,088       508,748       591,950

Loan Fund                              148             0       978,877       978,877

Other                                   46             0       464,259       503,821
                                                           -----------   -----------

              Total                                        $26,245,718   $28,296,874
                                                           ===========   ===========

*Exceed 5% of Plan Assets

                                                DECEMBER 31, 1994
                                                -----------------

                                              Units/                   Market/Fair
                               Participants   Shares        Cost          Value
                               ------------ ---------   -----------   ------------

Instron Common Stock                474       434,635   $ 4,686,423   $ 5,414,741*

Vanguard Windsor Fund               365       542,273     7,181,536     6,799,496*

Vanguard Fixed Income
  Securities Fund,
  Investment Grade
  Bond Portfolio                    178       170,606     1,454,653     1,368,447*

Vanguard Money Market
  Trust, Prime Portfolio            178     1,586,328     1,586,328     1,586,328*

Vanguard Variable Rate
  Investment Contract
  Trust                             282     3,212,726     3,212,726     3,212,726*

Vanguard Star Portfolio              40        19,520       255,889       243,115

Vanguard U.S. Growth Fund            33        14,965       223,518       226,332

Vanguard Fixed Rate
  Investment Contract
  Trust III-92, 5.85%               235     1,202,231     1,202,231     1,202,231*

Loan Fund                           137             0       865,885       865,885

Other                                40             0       320,086       318,649
                                                        -----------   -----------


        Total                                           $20,989,275   $21,237,950
                                                        ===========   ===========


*Exceed 5% of Plan Assets.

NOTE 4 - PLAN TERMINATION
- -------------------------

The Company believes the Plan will continue without interruption, but reserves the right to terminate or amend the Plan or discontinue contributions thereto. In the event that both the Plan and the related trust funds terminate, all participants' accounts continue to be fully vested and nonforfeitable. All accounts will be valued as of the termination date and all account balances will be distributed in full to participants, in the form of cash and/or Company common stock.

NOTE 5 - FEDERAL INCOME TAXES
- -----------------------------

The Plan and its related trust are intended to satisfy the provisions of Sections 401 and 501 of the Code as amended from time to time and under any corresponding provisions of the Code which may be enacted. The Instron Plan is also designed to qualify as an "employee stock ownership plan" under Section 4975(e) of the Code. Accordingly, the Plan is intended to be exempt from Federal Income taxes.

The Plan last received a favorable determination letter dated November 6, 1995, from the IRS in connection with the Plan as amended and restated December 27, 1994, effective generally as of January 1, 1989 and as amended by the second amendment effective November 1, 1989. Management believes the Plan is operating in compliance with the requirements of the IRS to maintain its tax exempt status. Management is committed to amend the Plan as necessary to maintain its tax exempt status.

Annual Participant's contributions up to $9,240 in 1995, adjusted annually for cost of living, the Company's contributions, and earnings on all contributions may be tax deferred. In addition, when any shares of Common Stock of the Company are distributed as part of a lump distribution to an employee, a portion of the tax thereon (on net unrealized appreciation) may be postponed until the time of disposition of such shares. Tax on Plan distributions may be deferred to the extent a distribution is rolled over into another qualified plan or an IRA in accordance with IRS rules.

                              NOTE 6 - ALLOCATION OF PLAN ASSETS AND LIABILITIES TO INVESTMENT PROGRAMS
                              -------------------------------------------------------------------------

                                                          December 31, 1995
                  ------------------------------------------------------------------------------------------------------------------


                                            Vanguard
                   Instron                     Fixed   Vanguard                 Vanguard   Common/
                    Common     Vanguard       Income    Money      Vanguard       U.S.    Collective
                    Stock       Windsor   Securities    Market       Star        Growth   Investment    Loan
                     Fund        Fund         Fund       Trust     Portfolio      Fund      Trust       Fund    Other        Total
                  --------    ---------   ----------   --------    ---------    --------  ----------    ----    -------     ------

Assets
- ------

Cash              $   26,252                                                                                             $    26,252


Investments at
current value      6,417,563   9,785,727   1,872,973   2,453,458    618,417     591,950   5,074,088   978,877   503,821   28,296,874


Contributions
receivable:
   Employee            2,613      27,695       4,942       4,773      2,830       3,113      15,611                           61,577
   Employer           18,717                                                                                     22,540       41,257


Dividends
   receivable         19,265                                                                                                  19,265


Other receivable      28,627       7,800       1,109       1,782      1,258         306       4,548                           45,430
                  ----------  ----------   ---------  ----------   --------  ----------  ----------  --------  --------  -----------


Total Plan
   Assets         $6,513,037  $9,821,222  $1,879,024  $2,460,013   $622,505  $  595,369  $5,094,247  $978,877  $526,361  $28,490,655
                  ==========  ==========  ==========  ==========   ========  ==========  ==========  ========  ========  ===========


Liabilities and
 Plan Equity:
- ---------------

Accounts payable  $   38,080                                                                                             $    38,080


Plan Equity        6,474,957   9,821,222   1,879,024   2,460,013    622,505     595,369   5,094,247   978,877   526,361   28,452,575
                  ----------  ----------  ----------  ----------   --------  ----------  ----------  --------  --------  -----------


Total Liabilities
   and Plan
   Equity         $6,513,037  $9,821,222  $1,879,024  $2,460,013   $622,505  $  595,369  $5,094,247  $978,877  $526,361  $28,490,655
                  ==========  ==========  ==========  ==========   ========  ==========  ==========  ========  ========  ===========




                                                                 18

                              NOTE 6 - ALLOCATION OF PLAN ASSETS AND LIABILITIES TO INVESTMENT PROGRAMS
                              -------------------------------------------------------------------------

                                                          December 31, 1994
                  ------------------------------------------------------------------------------------------------------------------


                                                                                            Common/
                                            Vanguard                                      Collective
                   Instron                     Fixed   Vanguard                 Vanguard  Investment
                    Common     Vanguard       Income    Money      Vanguard       U.S.    Trust 1994,
                    Stock       Windsor   Securities    Market       Star        Growth    1993 and      Loan
                     Fund        Fund         Fund       Trust     Portfolio      Fund       III-92      Fund    Other        Total
                  --------    ---------   ----------   --------    ---------    --------  ----------    ----    -------     ------

Assets
- ------

Cash              $   63,489                                                                                             $    63,489

Investments at
current value      5,414,741   6,799,496   1,368,447   1,586,328    243,115     226,332   4,414,957   865,885   318,649   21,237,950

Contributions
receivable:

   Employee            2,588      27,727       4,929       4,806      2,834       3,081      15,650                           61,615
   Employer           15,609                                                                                     20,912       36,521

Dividends
   receivable         13,063                                                                                                  13,063

Other receivable         668                                                                                                     668
                  ----------  ----------   ---------  ----------   --------  ----------  ----------  --------  --------  -----------

Total Plan
   Assets         $5,510,158  $6,827,223  $1,373,376  $1,591,134   $245,949  $  229,413  $4,430,607  $865,885  $339,561  $21,413,306
                  ==========  ==========  ==========  ==========   ========  ==========  ==========  ========  ========  ===========

Liabilities and
 Plan Equity:
- ---------------

Accounts payable  $   66,771                                                                                             $    66,771


Plan Equity        5,443,387   6,827,223   1,373,376   1,591,134    245,949     229,413   4,430,607   865,885   339,561   21,346,535
                  ----------  ----------  ----------  ----------   --------  ----------  ----------  --------  --------  -----------



Total Liabilities
   and Plan
   Equity         $5,510,158  $6,827,223  $1,373,376  $1,591,134   $245,949  $  229,413  $4,430,607  $865,885  $339,561  $21,413,306
                  ==========  ==========  ==========  ==========   ========  ==========  ==========  ========  ========  ===========



                                                                 19

                              NOTE 7 - ALLOCATION OF PLAN INCOME AND CHANGES IN PLAN EQUITY TO INVESTMENT PROGRAMS
                              ------------------------------------------------------------------------------------

                                                For the year ended December 31, 1995
                  ------------------------------------------------------------------------------------------------------------------


                                            Vanguard
                   Instron                   Fixed     Vanguard               Vanguard     Common/
                    Common     Vanguard     Income      Money      Vanguard     U.S.      Collective
                    Stock       Windsor   Securities    Market       Star      Growth     Investment    Loan
                     Fund        Fund         Fund      Trust      Portfolio    Fund        Trust       Fund    Other        Total
                  --------    ---------   ----------   --------    ---------  --------    ----------    ----    -------     ------


Investment
  Income:

Interest          $    2,085  $           $           $            $         $           $  283,457  $ 76,815 $     391  $   362,748

Dividends             68,718   1,095,273     113,615     101,953     40,753    23,577             0         0    15,039    1,458,928
                  ----------  ----------  ----------  ----------   --------  --------    ----------  --------  --------  -----------

  Net investment
  income              70,803   1,095,273     113,615     101,953     40,753    23,577       283,457    76,815   15,430    1,821,676
                  ----------  ----------  ----------  ----------   --------  --------    ----------  --------  --------  -----------

Net appreciation
 in the fair
 value of
 investments         489,962   1,024,773     259,380           0     52,122    88,617             0         0    59,223    1,974,077
                  ----------  ----------  ----------  ----------   --------  --------    ----------  --------  --------   ----------

  Net additions
  from invest-
  ment activity      560,765   2,120,046     372,995     101,953     92,875   112,194       283,457    76,815    74,653    3,795,753
                  ----------  ----------  ----------  ----------   --------  --------    ----------  --------  --------  -----------


Contributions:
  Participants       184,727   1,073,855     170,092     999,766    241,578   202,067       801,663         0   105,807    3,779,555
  Employer           529,218           0           0           0          0         0             0         0    43,452      572,670
                  ----------  ----------  ----------  ----------   --------  --------    ----------  --------  --------  -----------


                     713,945   1,073,855     170,092     999,766    241,578   202,067       801,663         0   149,259    4,352,225
                  ----------  ----------  ----------  ----------   --------  --------    ----------  --------  --------  -----------



  Total additions  1,274,710   3,193,901     543,087   1,101,719    334,453   314,261     1,085,120    76,815   223,912    8,147,978
                  ----------  ----------  ----------  ----------   --------  --------    ----------  --------  --------  -----------


Less, benefit and
termination
payments to
participants:

  Distributions
  paid to
  participants       163,539     430,461      62,793     118,010     21,538    14,488       173,411    30,710    26,988    1,041,938
                  ----------  ----------  ----------  ----------   --------  --------    ----------  --------  --------  -----------


                   1,111,171   2,763,440     480,294     983,709    312,915   299,773       911,709    46,105   196,924    7,106,040
                  ----------  ----------  ----------  ----------   --------  --------    ----------  --------  --------  -----------


Interfund
  transfers          (79,601)    230,559      25,354    (114,831)    63,642    66,183      (248,069)   66,887   (10,124)           0
                  ----------  ----------  ----------  ----------   --------  --------    ----------  --------  --------  -----------


  Net increase
  (decrease) in
  plan equity      1,031,570   2,993,999     505,648     868,878    376,557   365,956       663,640   112,992   186,800    7,106,040
                  ----------  ----------  ----------  ----------   --------  --------    ----------  --------  --------  -----------


Plan equity at
beginning of
year               5,443,387   6,827,223   1,373,376   1,591,134    245,949   229,413     4,430,607   865,885   339,561   21,346,535
                  ----------  ----------  ----------  ----------   --------  --------    ----------  --------  --------  -----------


Plan equity at
end of year       $6,474,957  $9,821,222  $1,879,024  $2,460,012   $622,506  $595,369    $5,094,247  $978,877  $526,361  $28,452,575
                  ==========  ==========  ==========  ==========   ========  ========    ==========  ========  ========  ===========




                                                                 20

                              NOTE 7 - ALLOCATION OF PLAN INCOME AND CHANGES IN PLAN EQUITY TO INVESTMENT PROGRAMS
                              ------------------------------------------------------------------------------------

                                                For the year ended December 31, 1994
                  ------------------------------------------------------------------------------------------------------------------


                                                                                            Common/
                                           Vanguard                                       Collective
                   Instron                  Fixed      Vanguard               Vanguard    Investment
                    Common     Vanguard     Income      Money      Vanguard     U.S.      Trust 1994,
                    Stock       Windsor   Securities    Market       Star      Growth      1993 and      Loan
                     Fund        Fund        Fund       Trust     Portfolio     Fund        III-92       Fund    Other       Total
                  --------    ---------   ----------   --------    ---------  --------    ----------     ----    -------     ------


Investment
  Income:

Interest          $    1,457  $           $           $            $         $           $  247,348  $ 59,823  $ 10,263  $  318,891

Dividends             49,307     635,845     112,864      62,080     12,410     2,039             0         0     4,531     879,076
                  ----------  ----------  ----------  ----------   --------  --------    ----------  --------  --------  -----------

  Net investment
  income              50,764     635,845     112,864      62,080     12,410     2,039       247,348    59,823    14,794   1,197,967
                  ----------  ----------  ----------  ----------   --------  --------    ----------  --------  --------  -----------

Net appreciation
 (depreciation) in
 the fair value of
 investments         607,392    (668,245)   (190,989)          0    (12,866)    2,860             0         0    (6,099)   (267,947)
                  ----------  ----------  ----------  ----------   --------  --------    ----------  --------  --------  ----------

  Net additions
  from investment
  activity           658,156     (32,400)    (78,125)     62,080       (456)    4,899       247,348    59,823     8,695     930,020
                  ----------  ----------  ----------  ----------   --------  --------    ----------  --------  --------  ----------

Contributions:
  Participants       104,386     693,917     155,784     159,868     54,474    77,169       390,139         0    67,076   1,702,813

  Employer           475,194           0           0           0          0         0             0         0    20,912     496,105
                  ----------  ----------  ----------  ----------   --------  --------    ----------  --------  --------  ----------
                     579,580     693,917     155,784     159,868     54,474    77,169       390,139         0    87,988   2,198,918
                  ----------  ----------  ----------  ----------   --------  --------    ----------  --------  --------  ----------

  Total additions  1,237,736     661,517      77,659     221,948     54,018    82,068       637,487    59,823    96,683   3,128,938
                  ----------  ----------  ----------  ----------   --------  --------    ----------  --------  --------  ----------

Less, benefit and
termination
payments to
participants:

  Distributions
  paid to
  participants       104,668     158,663      82,484      22,751     11,347         0        77,825     8,528         0      466,266
                  ----------  ----------  ----------  ----------   --------  --------    ----------  --------  --------  -----------
                   1,133,068     502,854      (4,825)    199,197     42,671    82,068       559,662    51,295    96,683    2,662,672
                  ----------  ----------  ----------  ----------   --------  --------    ----------  --------  --------  -----------

Interfund
  transfers           43,687      86,033     (44,596)   (310,372)   203,278   147,345      (164,826)   39,451         0            0
                  ----------  ----------  ----------  ----------   --------  --------    ----------  --------  --------  -----------

  Net increase
  (decrease) in
  plan equity      1,176,755     588,887     (49,421)   (111,175)   245,949   229,413       394,836    90,746    96,683    2,662,672
                  ----------  ----------  ----------  ----------   --------  --------    ----------  --------  --------  -----------

Plan equity at
beginning of year  4,266,632   6,238,336   1,422,797   1,702,309          0         0     4,035,771   775,139   242,879   18,683,863
                  ----------  ----------  ----------  ----------   --------  --------    ----------  --------  --------  -----------

Plan equity at
end of year       $5,443,387  $6,827,223  $1,373,376  $1,591,134   $245,949  $229,413    $4,430,607  $865,885  $339,561  $21,346,535
                  ==========  ==========  ==========  ==========   ========  ========    ==========  ========  ========  ===========




                                                                 21

                              NOTE 7 - ALLOCATION OF PLAN INCOME AND CHANGES IN PLAN EQUITY TO INVESTMENT PROGRAMS
                              ------------------------------------------------------------------------------------

                                                For the year ended December 31, 1993
                  ------------------------------------------------------------------------------------------------------------------


                                                                     Common/
                                            Vanguard               Collective
                   Instron                   Fixed     Vanguard    Investment
                    Common     Vanguard     Income      Money      Trust 1993,
                    Stock       Windsor   Securities    Market      III-1992    Loan
                     Fund        Fund        Fund       Trust      and III-91   Fund      Other      Total
                  --------    ---------   ----------   --------    ----------   ----     -------     ------


Investment
Income:

Interest          $      969  $        0  $        0  $        0  $  242,483  $ 60,114   $  2,576    $   306,142

Dividends             43,458     528,934     123,997      56,006           0         0      6,584        758,979
                  ----------  ----------  ----------  ----------  ----------  --------   --------    -----------

  Net investment
   income             44,427     528,934     123,997      56,006     242,483    60,114      9,160      1,065,121
                  ----------  ----------  ----------  ----------  ----------  --------   --------    -----------

Net appreciation
 in the fair
 value of
 investments         377,011     425,291      38,153           0           0         0      7,463        847,918
                  ----------  ----------  ----------  ----------  ----------  --------   --------    -----------

  Net additions
  from investment
  activity           421,438     954,225     162,150      56,006     242,483    60,114     16,623      1,913,039
                  ----------  ----------  ----------  ----------  ----------  --------   --------    -----------

Contributions:
  Participants       146,496     685,209     229,214     252,921     452,882         0     18,242      1,784,964

  Employer           426,979           0           0           0           0         0          0        426,979
                  ----------  ----------  ----------  ----------  ----------  --------   --------    -----------
                     573,475     685,209     229,214     252,921     452,882         0     18,242      2,211,943
                  ----------  ----------  ----------  ----------  ----------  --------   --------    -----------

  Total additions    994,913   1,639,434     391,364     308,927     695,365    60,114     34,865      4,124,982
                  ----------  ----------  ----------  ----------  ----------  --------   --------    -----------

Less, benefit and
termination
payments to
participants:

  Distributions
  paid to            186,758     295,913      32,583     323,663     133,753     1,010      6,786        980,466
   participants   ----------  ----------  ----------  ----------  ----------  --------   --------    -----------


                     808,155   1,343,521     358,781     (14,736)    561,612    59,104     28,079      3,144,516
                  ----------  ----------  ----------  ----------  ----------  --------   --------    -----------

Interfund
 transfers            64,280     296,349     (28,580)   (259,541)    (35,719) ( 36,789)         0              0
                  ----------  ----------  ----------  ----------  ----------  --------   --------    -----------

Assets acquired
in merger
of LMS (see
Note 1)                5,563           0           0           0           0         0    214,800        220,363
                  ----------  ----------  ----------  ----------  ----------  --------   --------    -----------


  Net increase
  (decrease)
  in plan equity     877,998   1,639,870     330,201    (274,277)    525,893    22,315    242,879      3,364,879
                  ----------  ----------  ----------  ----------  ----------  --------   --------    -----------

Plan equity at
beginning of
year               3,388,634   4,598,466   1,092,596   1,976,586   3,509,878   752,824          0     15,318,984
                  ----------  ----------  ----------  ----------  ----------  --------   --------    -----------

Plan equity at    $4,266,632  $6,238,336  $1,422,797  $1,702,309  $4,035,771  $775,139   $242,879    $18,683,863
end of year       ==========  ==========  ==========  ==========  ==========  ========   ========    ===========



                                                                 22

NOTE 8 - PARTIES IN INTEREST
- ----------------------------

A portion of the Plan's investments are shares of mutual funds managed by Vanguard Fiduciary Trust Company (Vanguard). Vanguard acts as trustee, recordkeeper and custodian of the securities and investments held by the Instron Plan.



                                       23